MAXIM GROUP, LLC

405 Lexington Avenue
New York, NY 10174

October 9, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Cerecor, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-204905)

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Wednesday, October 14, 2015, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,075 copies of the Preliminary Prospectus dated October 1, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP, LLC,
as Representative of the Underwriters

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Its:	Executive Managing Director
Head of Investment Banking